EXHIBIT 14.(a).1



                         CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-13198) of ACS-Tech 80 Ltd. ("ACS") of our report dated July 14, 2004, with respect to the consolidated financial statements of ACS included in this Form 20-F for the year ended December 31, 2003.


/s/ Kost Forer Gabbay & Kasierer
--------------------------------
Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Haifa, Israel
July 14, 2004